UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

March 17, 2005
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(713) 667-5601
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On March 17, 2005, the Audit Committee of Stage Stores, Inc. (the "Company") concluded that the Company's financial statements should be restated to correct certain errors relating to accounting for leased properties, and that such financial statements should no longer be relied upon. Therefore, after discussion with the Company's independent registered public accounting firm, Deloitte & Touche LLP, the Company will restate its financial statements for all periods presented in its previously filed Form 10-K for the fiscal year ended January 31, 2004. Additionally, the Company will restate its financial statements as presented in its previously filed Form 10-Qs for the first three quarters of the 2004 fiscal year.

The news release attached to this Form 8-K as Exhibit 99.1 announcing the Company's intended restatement of the Company's financial statements and describing the facts underlying the Audit Committee's conclusion is incorporated into this Item 4.02(a) by reference, with the exception of the eighth paragraph regarding the Company's revision of its previously reported fiscal 2004 fourth quarter and full year unaudited earnings results and the ninth paragraph regarding the Company's revision of its previously provided fiscal 2005 first quarter and full year earnings guidance.

Item 8.01.   Other Events.

On March 21, 2005, the Company issued a news release announcing the Company's intended restatement of its previously issued financial statements, as well its revision of its previously reported fiscal 2004 fourth quarter and full year unaudited earnings results and its revision of its previously provided fiscal 2005 first quarter and full year earnings guidance. A copy of the news release is attached to this Form 8-K as Exhibit 99.1.

Item 9.01.   Financial Statements and Exhibits.

(c) Exhibits.

99.1   News release issued by Stage Stores, Inc. on March 21, 2005, announcing the Company's intended restatement of the Company's previously issued financial statements, as well as revisions to the unaudited 2004 earnings results and the 2005 guidance.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


STAGE STORES, INC.


March 21, 2005   /s/ Michael E. McCreery
   (Date)   Michael E. McCreery
                                                     Executive Vice President and
                                                     Chief Financial Officer